Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01

NATIONAL PENN BANCSHARES, INC. WEBCAST PRESENTATION
CHRISTIANA BANK AND TRUST COMPANY ACQUISITION
JUNE 26, 2007 at 9:30 A.M.

Michelle Debkowski:       Good morning and welcome to National Penn Bancshares, Inc.'s Special Webcast.  We’re glad that you are able to join us. Questions will be accepted during the conference call via email. Please use the email button located on the conference call screen to ask your question. Due to time constraints, we may not be able to respond to all of your emails.

During this presentation, we will be referring to various slides.  The presentation and slides will be available on our Web site as well as filed with the Securities and Exchange Commission following our Webcast.

[SLIDE 2]

This presentation contains forward-looking information that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Many of these factors are listed on the slide on your screen.  I’ll give you a moment to review slide 2.  (PAUSE)

[SLIDE 3]

Additional information about National Penn and Christiana and where you may find it is identified on the slide on your screen.  I will give you a moment to review the information on slide 3. (PAUSE)

I will now turn today's presentation over to Glenn E. Moyer, President and Chief Executive Officer of National Penn Bancshares.

Glenn Moyer:     Thank you Michelle. Good morning everyone. The purpose of our call is to review National Penn Bancshares' announcement yesterday of our definitive agreement to acquire Christiana Bank and Trust Company of Greenville, Delaware. Joining me on our call today is Mike Reinhard, Group Executive Vice President of National Penn Bancshares, who is responsible for strategic planning, investments and mergers and acquisitions at our company. I’ll be providing an overview of the strategic rationale for the acquisition and then I’ll turn it over to Mike who will cover the transaction structure and impact on earnings. Let’s start by turning to Slide 4 which provides a brief overview of Christiana.

[SLIDE 4]

Christiana was founded over 13 years ago and is based just a few miles northwest of Wilmington. They have quickly grown into an organization whose size and capabilities in trust and asset management far surpass what you might expect from an organization with balance sheet assets of $166 million. Next slide please.

[SLIDE 5]

Let me start on this slide by saying that we are extremely excited about this transaction and the advantages we believe it will provide National Penn. Many of you have heard me talk in the past about our balanced growth strategy.  One of the most significant challenges facing our industry is the limited prospects for growth. An inverted yield curve, intense competition and a host of other factors have all contributed to this industry challenge. Consequently, we have been focused on identifying means of positioning ourselves on a higher plane of growth. That is one of the qualities that first attracted us to Christiana.

While we will continue to examine opportunities in the more traditional banking/ interest differential business, we are especially interested in opportunities which present a chance to diversify away, at least to a degree, from a dependence on margin income. As you’ll see in a few minutes, many of the strengths of Christiana lie in these non-margin areas.

And finally, our acquisition of Christiana marks National Penn’s first official operational presence in the State of Delaware. Geographically, it’s a logical next move for us and we are attracted by the strong demographics of this area.

[SLIDE 6]

As you can see on slide 6, Christiana has enjoyed a compound annual growth rate in revenues since 2002 of 20.2%. As I talk in a few minutes about the products offered by Christiana, the “Delaware

Advantage” and the attractive demographics of Delaware, the reasons for this high rate of growth should become more apparent. Next slide please.

[SLIDE 7]

Reflecting its ability to leverage its infrastructure, Christiana has recorded a 47% compound growth rate in net income since 2002. Christiana’s growth rates in revenues and earnings are strong examples of the types of revenues and earning streams we want to incorporate into our business results at National Penn.

[SLIDE 8]

As I mentioned earlier, one of our key goals is to diversify our revenue base away from an over reliance on interest differential income. As you can see on the next slide, Christiana operates with a "fee income to total revenue" ratio approaching 45% and will make a valued contribution to pushing National Penn further past the 30% goal we had set for ourselves.

[SLIDE 9]

Looking just at National Penn’s trust and wealth management business, the acquisition of Christiana will have a sizable impact. As reflected on slide 9, total revenues from trust and asset management will increase by 36% to $19.1 million on a pro-forma basis.

[SLIDE 10]

“Assets Under Management” refers to those assets where the clients have specifically delegated to the bank discretion over the investment of their monies. As shown on slide 10, with this transaction, Assets Under Management will increase by 18% to almost $2.0 billion.

[SLIDE 11]

On the next slide we see that National Penn’s Trust Assets Under Administration and Custody will more than triple from $1.1 billion to $3.5 billion.

[SLIDE 12]

Pulling it all together on the next slide, we see that this transaction will bring National Penn’s combined trust assets under administration, custody, and assets under management over the $5 billion dollar mark.

The acquisition of Christiana clearly takes National Penn’s wealth management and trust business to another level while positioning us in some highly attractive niche product areas.

[SLIDE 13]

Slide 13 shows some of the products offered by Christiana. In fact, one of our subsidiaries, National Penn

Investment Company, a Delaware corporation, currently uses Christiana for its commercial domicile entity services. We’ve been extremely pleased with the quality of service we have received from Christiana over the years. Many of the services listed on this page such as Delaware Statutory Trusts, entity services, like-kind exchanges and asset securitization special purpose entity trusts represent products that are not currently offered by National Penn. Christiana’s status as a State of Delaware chartered bank and trust company enables it to offer many of these services. Next slide please.

[SLIDE 14]

You may have noticed a reference to the “Delaware Advantage” in yesterday’s press release. The “Delaware Advantage” refers to a collection of legal, tax and judicial conditions that currently make Delaware an ideal state for corporations, individuals, government entities, foundations and endowments to do business.

For example, Delaware does not tax a trust where income is accumulated or paid out to a beneficiary who is a non-resident of Delaware. Another example is Delaware’s Qualified Dispositions in Trust Act which permits an individual to create an irrevocable Delaware trust which should offer protection from creditor claims. In addition, Delaware’s law governing the time that a trust may hold personal property allows an individual to pass wealth to multiple generations without incurring federal estate and gift taxes.

These are but a few examples of the current benefits of establishing a trust in Delaware. A more detailed description of these benefits to doing trust business in Delaware today appears as an appendix at the end of this presentation on slides 23 and 24.

Christiana has successfully taken the “Delaware Advantage” and combined it with a highly personalized approach to service that has resulted in impressive rates of revenue and earnings growth. Next slide please.

[SLIDE 15]

This transaction also represents National Penn’s first banking presence in the State of Delaware. As shown on the map, Christiana’s offices are just across the border from some of our existing locations in Southern Chester County.

While Christiana’s trust business is national, a fair amount of business is derived in its own backyard. We like the demographics of Delaware and the fact that it’s immediately adjacent to National Penn’s existing coverage areas, specifically Chester County, where we have a total of 16 banking offices, as well as offices of our insurance agency and other affiliates.

[SLIDE 16]

As shown on Slide 16, the immediate market area served by Christiana is highly affluent, with median household income of almost $65,000 for New Castle County and just over $110,000 for Greenville.

[SLIDE 17]

The next slide shows the per capita income for the area. Greenville in particular is very attractive with a per capita income of just over $100,000 that is projected to grow 31% over the next five years.

I’ve touched upon the growth, revenue diversification and geographic aspects of why the Christiana acquisition is so attractive for us.

I would now like to turn the call over to Mike Reinhard, who will summarize the terms of this transaction.

[SLIDE 18]

Mike Reinhard:       Thanks Glenn.
As shown on Slide 18, the total transaction value is $56.5 million or approximately $37.85 per Christiana share. Eighty percent (80%) of the purchase price will be in the form of National Penn common stock with the balance being in cash. Shareholders of Christiana will have the option to select either cash or stock so long as the overall 80/20 mix doesn’t change.

Due diligence is complete and we were assisted in the examination of Christiana by Austin Associates of Toledo, Ohio.

The transaction is subject to Christiana shareholder approval as well as the typical and customary regulatory approvals. We currently anticipate this transaction closing sometime in the early part of the first quarter of 2008.

[SLIDE 19]

Slide 19 reflects some pricing parameters for this transaction. As this is primarily a growth proposition, the expected cost savings are more modest.

Glenn mentioned many of the strategic attractions of this deal to National Penn. I believe the financial benefits are equally as strong. We expect the transaction to be accretive to National Penn’s earnings per share in the second full year of combined operations, based on continued growth in the core business, anticipated revenue enhancements and cost savings. From an investment perspective, the transaction has an internal rate of return for National Penn in the mid to upper teens, well in excess of our cost of capital.

I’ll now turn the call back to Glenn Moyer for a discussion of the post merger structure and some concluding comments.

[SLIDE 20]

Glenn Moyer:       Thanks Mike.

Slides 20 and 21 on Post Merger Structure shows that we intend to maintain Christiana’s name and its status as a State of Delaware chartered banking corporation. Ziss Frangopoulos will continue to lead Christiana after it becomes part of the National Penn family. Tom Campbell, who has played a key role in building Christiana’s trust business, will continue on in that same capacity post merger. I have known Tom for over 15 years since our days together at Meridian Bancorp and have a high level of confidence in his skills as a leader and developer of new business opportunities. Ziss and I have known each other for a shorter period of time, but I am equally delighted that he will remain following closing to provide needed continuity as part of the new organization. Let's go to slide 22 please.

[SLIDE 22]

To conclude, we are excited about this opportunity and what it will mean for National Penn. As you’ve seen from some of the slides we’ve shared with you today, this transaction really “moves the needle” with respect to the size and growth characteristics of our wealth management and trust businesses. Growth, revenue diversification and our first entry into Delaware, when combined with the impact on National Penn’s earnings per share, make this a very positive deal for us.

Mike and I look forward to answering any questions you may have regarding our acquisition of Christiana.

Q & A PERIOD [Moderated by Michelle Debkowski]     Thank you Glenn.  We received a few questions that I'd like to begin addressing with you.

[to be provided]
CONCLUDING COMMENTS:

Glenn Moyer:  In conclusion, we appreciate your interest in our proposed acquisition of Christiana. We look forward to communicating with you further about this transaction, which we believe will be positive for both of our organizations.

Thank you for joining us today and for your on-going interest in National Penn Bancshares.
* * * *
Additional Information About This Transaction:

National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust shareholders in connection with the transaction. Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730